DynaResource, Inc.

222 W Las Colinas Blvd

Suite 744 East Tower

Irving, Texas 75039

Tel: (972) 868-9066 Fax: (972) 868-9067

July 24, 2013

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:          DynaResource, Inc.

Form 14A – Proxy

File # 000-30371

Dear Ms. Wilson:

The Company is filing a revised 14A per your comment letter of July 17, 2013.

Comment 1.

We note that proposal three of your draft proxy materials requests shareholders to vote on whether to approve the compensation paid to the company’s officers. Please revise to briefly explain the general effect of the vote, such as whether it is non-binding, as required by Item 24 of Schedule 14A.

The Form 14A has been revised to conform to Item 24 of Schedule 14A.

Comment 2.

Revise to provide the information required Rule 14(a) -21(b) of the Securities and Exchange Act of 1934. See also Item 24 of Schedule 14A.

The Form 14A has been revised to include the information required Rule 14(a) -21(b) of the Securities and Exchange Act of 1934. See also Item 24 of Schedule 14A.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Charles Smith

Charles Smith

Chief Financial Officer